Exhibit 99.1

1 April 2003

Release from Escrow

Cable & Wireless announces today that the £1.5 billion, which it paid into escrow on 13 January 2003 in respect of the disposal of One2One in 1999, has been released to Cable & Wireless. This follows the Company’s announcement on 25 March in which it indicated that it expected those funds to be released shortly.

Contacts:

Investor Relations
Samantha Ashworth +44(0) 207 315 4460
Caroline Stewart +44(0) 207 315 6225
Virginia Porter (US)+1 646 735 4211

Media
Susan Cottam +44(0) 207 315 4410
Peter Eustace +44(0) 207 315 4495